Spruce Biosciences, Inc.

2001 Junipero Serra Boulevard, Suite 640

Daly City, CA 94014

February 9, 2022

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:Chris Edwards

RE:	Spruce Biosciences, Inc.
Registration Statement on Form S-3
File No. 333-261960

Acceleration Request
	Requested Date:	February 11, 2022
	Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Exchange Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-261960) (the “Registration Statement”) to become effective at 4:00 p.m. Eastern Time on Friday, February 11, 2022, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Alexa Ekman of Cooley LLP, counsel to the registrant, at (858) 550-6183.

[Signature page follows]

Sincerely,

Spruce Biosciences, Inc.

By:	/s/ Javier Szwarcberg, M.D., MPH
Javier Szwarcberg, M.D., MPH
Chief Executive Officer

cc:	Samir Gharib, President and Chief Financial Officer, Spruce Biosciences, Inc.
Michael Grey, Executive Chairman, Spruce Biosciences, Inc.
Alexa Ekman, Cooley LLP
Daniel P. Eitutis, Cooley LLP